Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Senior Medium-Term Notes, Series G due 2018	100.00%	$300,000,000.00	$34,860.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated May 22, 2015 (To Prospectus dated June 25, 2013 and Prospectus Supplement dated June 25, 2013) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-189568

Senior Medium-Term Notes Series G

(U.S. $ Floating Rate)

$300,000,000 Floating Rate Senior Notes Due 2018

Trade Date: May 22, 2015

Original Issue Date: May 29, 2015

Principal Amount: $300,000,000

Net Proceeds to Issuer: $299,550,000

Price to Public: Variable price reoffer

Commission/Discount: The Agent has agreed to purchase the Notes at 99.85% of their principal amount, and the Notes are being reoffered at varying prices related to prevailing market prices at the time of resale.

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date: May 22, 2018

Interest Payment Dates: Quarterly on the 22nd day of February, May, August and November of each year, commencing August 22, 2015 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Payment Date will be the next preceding business day)

Interest Rate: 3-month LIBOR + 38 basis points

Initial Interest Rate: 3-month LIBOR + 38 basis points determined on the second London Banking Day preceding the Original Issue Date

Interest Reset Dates: Quarterly on the 22nd day of February, May, August and November of each year, commencing August 22, 2015 (or the next business day, if an Interest Reset Date falls on a non-business day, except that if such next business day falls in the next succeeding calendar month, such Interest Reset Date will be the next preceding business day)

Base Rate: LIBOR (the designated LIBOR page shall be Reuters page LIBOR01 and the LIBOR currency shall be U.S. Dollars)

Index Maturity: 3-month

Spread: + 38 basis points

Interest Determination Dates: The second London Banking Day preceding the related Interest Reset Date

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity

The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: Payments of interest on the Notes are potentially subject to the FATCA withholding discussed on page S-32 of the accompanying prospectus supplement. Payments of gross proceeds from a sale or other disposition of the Notes may also be subject to FATCA withholding unless such disposition occurs before January 1, 2017. Holders should read the discussion of FATCA withholding under “United States Federal Income Tax Consequences—Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities” on page S-32 of the accompanying prospectus supplement and consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Plan of Distribution: The Notes described herein are being purchased by the agent named in the below table (the “Agent”), as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Goldman, Sachs & Co.	$300,000,000

Total:	$300,000,000

The Agent has agreed to purchase the Notes at 99.85% of their principal amount, and the Notes are being reoffered at varying prices related to prevailing market prices at the time of resale.

The Agent expects to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fourth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agent and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Agent and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $65,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agent and its affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.